06006073

AB 3/27/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S Kirkwood Road, Suite 300
(No. and Street)

St Louis, MO 63122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Matush, Jr 314-966-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson PC
(Name – *if individual, state last, first, middle name*)

209A E Green Meadows, Columbia, MO 65203
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 152

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Matush, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DEBORA LEN DAVIS
Notary Public, State of Missouri
Jefferson County
Commission # 05732881
My Commission Expires June 21, 2009

Signature

President : CEO

Title

Debora Len Davis 2/28/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Supplemental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note D)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note E)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

Trinity Wealth Securities, LLC

December 31, 2005

Trinity Wealth Securities, LLC

TABLE OF CONTENTS

December 31, 2005

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

INDEPENDENT AUDITORS' REPORT

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

We have audited the accompanying balance sheets of Trinity Wealth Securities, LLC (a limited liability company) as of December 31, 2005 and 2004 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 8 through 12 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
February 23, 2006

Trinity Wealth Securities, LLC

BALANCE SHEETS

	December 31 2005	December 31 2004
ASSETS		
CURRENT ASSETS		
Cash in bank	$49,733	$ 58,839
Commissions receivable	20,677	19,099
	$70,410	**$77,938**
LIABILITIES AND MEMBERS' EQUITY		
Commissions payable	$10,338	$17,050
	10,338	17,050
MEMBERS' EQUITY	60,072	60,888
	$70,410	**$77,938**

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENTS OF INCOME

		Year ended December 31	
		2005	2004
Sales			
Commissions received		$228,782	$194,696
Cost of Sales			
Commissions paid		64,951	10,303
	GROSS PROFIT	163,831	184,393
Overhead Expenses			
Office expense		395	107
Insurance		669	---
Professional fees		5,045	2,739
NASD penalty--Note F		5,000	---
Licenses and permits		2,985	7,733
	TOTAL OVERHEAD EXPENSES	14,094	10,579
	NET INCOME	$149,737	$173,814

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

December 31, 2005

BALANCE AT DECEMBER 31, 2003		$ 5,863
Net income		173,814
Distributions		(118,789)
	BALANCE AT DECEMBER 31, 2004	60,888
Net income		149,737
Distributions		(150,553)
	BALANCE AT DECEMBER 31, 2005	$ 60,072

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 149,737	$ 173,814
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Commissions receivable	(1,578)	(11,971)
Accounts payable	---	(5,000)
Commissions payable	(6,712)	11,023
NET CASH PROVIDED BY OPERATING ACTIVITIES	141,447	167,866
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	---	20,000
Distributions	(150,553)	(138,789)
NET CASH USED IN FINANCING ACTIVITIES	(150,553)	(118,789)
CHANGE IN CASH AND CASH EQUIVALENTS	(9,106)	49,077
Cash and cash equivalents at beginning of year	58,839	9,762
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 49,733	$ 58,839

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2005 or 2004.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2005 and 2004 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are also members of the Company. Commissions paid to members are treated as draws and no taxes are withheld.

NOTE B--RELATED PARTY TRANSACTIONS

During 2003 the Company was owned by James Matush, Jr. and HB Investments. James Matush, Jr. and HB Investors were also equal members in Trinity Wealth Advisors, LLC. HB Investors withdrew its membership from the Companies in 2004 and was replaced by Jim Evens, Tom Grady, Alan Smith and Eric Steiner. Jim Matush, Jr. is designated as CEO and Eric Steiner is designated as managing partner. Profit-sharing is based upon a number of variables. Net cash distributions (contributions) were as follows:

	2005	2004
Jim Evens	$ 31,148	$ 6,198
Tom Grady	1,700	53
HB Investors	---	(15,000)
James Matush, Jr.	109,422	95,015
Alan Smith	52,208	13,324
Eric Steiner	27,585	2,149

NOTE B--RELATED PARTY TRANSACTIONS - Cont'd

Prior to their admittance to the LLC as members in 2004, payments to Evens, Grady, Smith and Steiner had been reported as commissions paid. Payments to HB Investors and Matush had been reported as member distributions. At the request of the NASD the Company has continued to report payments to the former as commissions paid for the purposes of their quarterly FOCUS report. For tax purposes these payments will be reported as member distributions.

NOTE C--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2005 the Company had net capital of $60,072. ($55,072 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 17.21%. On December 31, 2004 the Company had net capital of $60,888. ($55,888 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 28.00%.

NOTE D--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2005 and 2004, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE E--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2005 and 2004 there were no material differences with respondent's unaudited report.

NOTE F--NASD PENALTY

At December 31, 2004 the Company was not in compliance with the requirements regarding NASD Rule 3011 and the Patriot Act. The firm had failed to prepare an adequate written AML Compliance Program. The firm had failed to check new customer applications against the suspected terrorist list available at OFAC. The firm had failed to prepare an adequate written Customer Identification Program (including disclosure to customers about the CIP). As a result of these deficiencies a fine of $5,000 was assessed by the NASD.

SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 13c3-1(1)

	December 31 2005	December 31 2004
NET CAPITAL		
Ownership Equity	$ 60,072	$ 60,888
Less non-allowable assets--None	---	--
TOTAL ALLOWABLE CAPITAL	60,072	60,888
Less Haircuts on Investments--None	---	---
TOTAL NET CAPITAL	60,072	60,888
MINIMUM NET CAPITAL REQUIREMENT	(5,000)	(5,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 55,072	$ 55,888
TOTAL AGGREGATE INDEBTEDNESS	$10,338	$ 17,050
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17.21%	28.00%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2) Compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 - Cont'd

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 23, 2006

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Trinity Wealth Securities, LLC. as of December 31, 2005 and have issued our report thereon dated February 23, 2006

In planning and performing our audit of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the years ended December 31, 2005 and 2004, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

Mexico • Sedalia • Marshall • Columbia

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011 - Cont'd

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the NASD's objectives. At December 31, 2004 the Company was not in compliance with the requirements regarding NASD Rule 3011 and the Patriot Act.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 23, 2006